

July 19, 2010

Mr. John W. Gann, Jr.
Chief Accounting Officer
KBR, Inc.
601 Jefferson Street, Suite 3400
Houston, Texas 77002

> **RE:** **KBR, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2010**
> **File No. 1-33146**

Dear Mr. Gann:

We have reviewed your response letter dated June 23, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended December 31, 2009</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

<u>Financial Statements</u>

<u>Notes to the Financial Statements</u>

<u>Note 10. United States Government Contract Work, page 81</u>

2. We note your response to prior comment 6. In the event of full disallowance of costs pursuant to Form 1 notices, your response indicates that you could be exposed to collection risks from your subcontractors related to amounts that subcontractors would need to return back to you. In this regard, please expand your disclosures to address the risk that subcontractors may not be able to return these amounts back to you and how you account for each material matter.

<u>Form 10-Q for Fiscal Quarter Ended March 31, 2010</u>

<u>General</u>

3. Please address the above comments in your interim filings as well.

You may contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3689 if you have questions regarding these comments.

Sincerely,

John Hartz
Senior Assistant Chief Accountant